CORRESP.

Minden Bancorp, Inc.
100 MBL Bank Drive
Minden, Louisiana 71055
(318) 371-4156

November 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Minden Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-169458

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Minden Bancorp, Inc. (the “Company”) hereby requests that the above captioned Registration Statement be declared effective on Tuesday, November 9, 2010 or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

●
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

MINDEN BANCORP, INC.

By:    /s/Jack E. Byrd, Jr.
Jack E. Byrd, Jr.
President and Chief Executive Officer

CORRESP

November 8, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

RE:       Minden Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File Number 333-169458

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Minden Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Tuesday, November 9, 2010 or as soon thereafter as practicable.

Very truly yours,

Sandler O’Neill & Partners, L.P.

By:         /s/Jennifer A. Docherty
Name:    Jennifer A. Docherty
Title:       Authorized Signatory